Law Department
The Lincoln National Life Insurance Company
One Granite Place
Concord, NH 03301

Ronald R. Bessette
Senior Counsel
Phone: 603-229-6140
Ronald.Bessette@LFG.com

VIA email & EDGAR

May 4, 2010

Ellen Sazzman, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-8629

Re:           The Lincoln National Life Insurance Company
           Lincoln National Variable Annuity Account H
File Nos. 333-35784, 811-05721

Dear Ms. Sazzman:

This letter and the attached prospectus supplement are in response to your comments received by phone on March 19, 2010.

The 485a filing submitted on February 4, 2010 consisted of a revised prospectus with an anticipated effective date of July 6, 2010. It was our intent at that time to include the language regarding the new annual account fee in the May 1, 2010 printed prospectus. Since that time, however, the Company has decided to delay the roll-out of the revised account fee. As such, this filing consists of a supplement to the May 1 prospectus with an anticipated August 30, 2010 effective date.

Our responses to your comments follow:

Comment 1:      Please confirm that the contract name on the front cover page of the supplement is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:        The contract name on the front cover page of the supplement is and will continue to be the same as the EDGAR class identifier associated with the contract.

Comment 2:      Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response:        There are no guarantees or support agreements with third parties to support any of the company’s guarantees under the policy.

Comment 3:      If the Registrant qualifies for and intends to rely upon the exemption provided by Rule 12h-7 under the Securities Act of 1934 Act, please include a statement to that effect in the prospectus.

Response:       The following disclosure was added to May 1, 2010 prospectus: “With respect to the issuance of the Contracts, Lincoln Life does not file periodic financial reports with the SEC pursuant to the exemption for life insurance companies provided under Rule 12h-7 of the Exchange Act of 1934.”

Comment 4:      Please disclose that: 1) unlike the separate account, the general account is not segregated or insulated from the claims of the insurance company’s creditors and 2) investors are looking to the financial strength of the insurance company for its obligations under the contract including, for example, guarantees under the death benefit.

Response:        Appropriate language appears in the section titled “The Lincoln National Life Insurance Company – Our Financial Condition” of the underlying prospectus dated May 1, 2010.

Comment 5:      Please disclose in an obvious place that excess or noncompliant withdrawals under certain living benefit riders offered in the underlying prospectus may result in a reduction or (premature) termination of those benefits and of those riders.

Response:       The underlying prospectus contains appropriate language in the section titled The Contracts – Living Benefit Riders: “Excess withdrawals under certain Living Benefit Riders may result in a reduction or premature termination of those benefits or of those riders.”

Comment 6:      Examples: Confirm to Staff that the Examples, including the introductory paragraph, represent the most expensive contract option.

Response:        The Examples presented in the underlying prospectus represent the most expensive contract option.

Comment 7:     Confirm to Staff that no changes were made to the Statement of Additional Information.

Response:       The product changes outlined in the supplement will not require any changes to the SAI.

Comment 8:    Provide Tandy representations, necessary financial statements, exhibits, and other required disclosure not included in this post-effective amendment.

Response:      Financial statements, exhibits, and other required disclosures will be filed in an upcoming post-effective amendment to the registration statement.

In regards to the referenced filing, The Lincoln National Life Insurance Company and Lincoln National Variable Annuity Account H (together “Lincoln”) acknowledge the following:

•	Lincoln is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

•	Lincoln may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 603-229-6140 with further comments or questions.

Sincerely,

Ronald R. Bessette
Senior Counsel